SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

Schedule TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________

MANUGISTICS GROUP, INC.
(Name of Subject Company (issuer) and Filing Person (Offeror))
____________

Options to Purchase Common Stock, Par Value $.002 Per Share
(Title of Class of Securities)

____________

565011103

(CUSIP Number of Class of Securities Underlying Common Stock)

____________

Gregory J. Owens
Chief Executive Officer
Manugistics Group, Inc.
9715 Key West Avenue
Rockville, MD 20850
Tel: (301) 255-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

____________

Copies to:
Merritt A. Cole, Esq.
Paul W. Baskowsky, Esq.
Dilworth Paxson LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103-7595
(215) 575-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,635,694	$150.48

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,058,125 shares of common stock of Manugistics Group, Inc., Inc. having an aggregate value of $1,635,694 as of February 7, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest In Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.

SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99(a)(1)
EXHIBIT 99(a)(2)
EXHIBIT 99(a)(3)
EXHIBIT 99(a)(4)
EXHIBIT 99(a)(5)
EXHIBIT 99(a)(6)
EXHIBIT 99(a)(7)
EXHIBIT 99(a)(8)
EXHIBIT 99(a)(9)
EXHIBIT 99(a)(10)
EXHIBIT 99(a)(11)
EXHIBIT 99(a)(12)
EXHIBIT 99(a)(13)
EXHIBIT 99(a)(14)
EXHIBIT 99(a)(15)
EXHIBIT 99(d)(1)
EXHIBIT 99(d)(2)
EXHIBIT 99(d)(3)

     This Tender Offer Statement on Schedule TO relates to an offer by Manugistics Group, Inc., a Delaware corporation (“Manugistics” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 6,058,125 shares of Manugistics common stock held by eligible employees, whether vested or unvested, that (i) have exercise prices equal to or greater than $7.0001 per share or (ii) have been granted after August 9, 2002 (the “Eligible Options”). These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated February 10, 2003 (the “Offer to Exchange” or “Offer”); (ii) E-mail communication from Gregory J. Owens to eligible employees; (iii) Offer to Exchange Database; (iv) Power Point presentation to employees; and (v) the Election/Change of Election Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1) through (a)(5), respectively. Except as otherwise required under the laws of certain foreign jurisdictions, an “eligible employee” refers to all persons who are employees, including officers (other than Gregory J. Owens), of Manugistics as of February 10, 2003 and remain employees through the cancellation date, but does not include any employees who have received notice of termination from Manugistics or who have delivered termination notices to Manugistics prior to the expiration date.

     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth under the caption “Frequently Asked Questions” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address

     Manugistics is the issuer of the securities subject to the Exchange Offer. The address of Manugistics principal executive office is 9715 Key West Ave., Rockville, MD 20850 and the telephone number at that address is (301) 255-5000. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Manugistics” is incorporated herein by reference.

     (b)  Securities.

     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the outstanding options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and “Risks of Participating in the Offer” and the sections under the caption “The Offer” entitled “Eligibility”, “Number of options; vesting,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; vesting,” “Procedures for electing to exchange options,”

“Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Terms of the offer specific to participants residing in foreign jurisdictions,” Schedules C through U and “Extension of offer; termination; amendment” is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” and Schedule A is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” and Schedule A is incorporated by reference. The eligible option plans and related option agreement attached hereto as Exhibits (d)(1) through (d)(3) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and “The Offer—Purpose of the offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the captions “The Offer—Purpose of the offer” and the “The Offer—Information concerning Manugistics” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the captions “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest In Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and Schedule A is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and Schedule A is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under the captions “The Offer—Information concerning Manugistics,” “The offer-Additional Information” and Schedule B, and the information on pages F-1 through S-2 of Manugistics Annual Report on Form 10-K for the year ended February 28, 2002 and on pages 3 through 14 of Manugistics Quarterly Report on Form 10-Q for the quarter ended November 30, 2002 is incorporated herein by reference. Manugistics Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at http://www.sec.gov.

     (b)  Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

99(a)(1)	Offer to Exchange Certain Outstanding Options for New Options, dated February 10, 2003.
99(a)(2)	E-mail communication from Gregory J. Owens to eligible employees.
99(a)(3)	Offer to Exchange Database.
99(a)(4)	Power Point presentation to employees.
99(a)(5)	Election/Change of Election Form.
99(a)(6)	Form of e-mail response to request for support.
99(a)(7)	Form of reminder notice.
99(a)(8)	Form of Promise to Grant Stock Option.
99(a)(9)	Form of confirmation of election.
99(a)(10)	Form of confirmation of election not to participate.

99(a)(11)	Manugistics Group, Inc. Annual Report on Form 10-K for the fiscal year ended February 28, 2002, filed with the Securities & Exchange Commission (the “Commission”) on May 20, 2002 (Incorporated by reference).

99(a)(12)	Manugistics Group, Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, filed with the Commission on July 15, 2002 (as amended on July 19, 2002) (Incorporated by reference).
99(a)(13)	Manugistics Group, Inc. Quarterly Report on Form 10-Q for the quarter ended August 31, 2002, filed with the Commission on October 15, 2002 (Incorporated by reference).
99(a)(14)	Manugistics Group, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2002, filed with the Commission on January 14, 2003 (Incorporated by reference).
99(a)(15)	Press release dated February 10, 2003.
99(d)(1)	Second Amended and Restated 1998 Stock Option Plan of the Company (“1998 Plan”) (Incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K for the fiscal year ended February 28, 2002).
99(d)(2)	Amended and Restated 2000 Stock Option Plan of the Company (“2000 Plan”) (Incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the fiscal year ended February 28, 2002).
99(d)(3)	Form of New Stock Option Agreement.

Item 13. Information Required by Schedule 13E-3.

     (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANUGISTICS GROUP, INC.

/s/ Gregory J. Owens

Gregory J. Owens Chief Executive Officer

Date: February 10, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

99(a)(1)	Offer to Exchange Certain Outstanding Options for New Options, dated February 10, 2003.
99(a)(2)	E-mail communication from Gregory J. Owens to eligible employees.
99(a)(3)	Offer to Exchange Database.
99(a)(4)	Power Point presentation to employees.
99(a)(5)	Election/Change of Election Form.
99(a)(6)	Form of e-mail response to request for support.
99(a)(7)	Form of reminder notice.
99(a)(8)	Form of Promise to Grant Stock Option.
99(a)(9)	Form of confirmation of election.
99(a)(10)	Form of confirmation of election not to participate.
99(a)(11)	Manugistics Group, Inc. Annual Report on Form 10-K for the fiscal year ended February 28, 2002, filed with the Securities & Exchange Commission (the “Commission”) on May 20, 2002 (Incorporated by reference).

99(a)(12)	Manugistics Group, Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, filed with the Commission on July 15, 2002 (as amended on July 19, 2002) (Incorporated by reference).
99(a)(13)	Manugistics Group, Inc. Quarterly Report on Form 10-Q for the quarter ended August 31, 2002, filed with the Commission on October 15, 2002 (Incorporated by reference).
99(a)(14)	Manugistics Group, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2002, filed with the Commission on January 14, 2003 (Incorporated by reference).
99(a)(15)	Press release dated February 10, 2003.
99(d)(1)	Second Amended and Restated 1998 Stock Option Plan of the Company (“1998 Plan”) (Incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K for the fiscal year ended February 28, 2002).
99(d)(2)	Amended and Restated 2000 Stock Option Plan of the Company (“2000 Plan”) (Incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the fiscal year ended February 28, 2002).
99(d)(3)	Form of New Stock Option Agreement.